Exhibit 99.7

PRESS RELEASE

Cyprus: TotalEnergies Announces Positive Appraisal of the
Cronos Gas Discovery in Block 6

Paris, February 15, 2024 – TotalEnergies announces the successful completion of the drilling and production test of the Cronos-2 appraisal well, in Block 6, offshore Cyprus. TotalEnergies holds a 50% interest in Block 6, alongside with Eni (50%, operator).

The Cronos-2 well confirmed the lateral extension of the Cronos-1 discovery drilled in August 2022.

Located at approximately 160 km southwest of the Cyprus coast, Cronos-2 encountered several carbonate reservoir intervals with a net reservoir thickness of 115 meters. The production test confirmed an excellent gas deliverability of the well.

Two additional discoveries, Calypso-1 and Zeus-1, were made on the same Block in 2018 and 2022 respectively.

“The successful appraisal of the Cronos gas discovery confirms the presence of significant resources and production potential in Block 6. Full evaluation of the discovered resources will now be carried out to determine the best development option to contribute to supply gas to Europe and to the region”, said Julien Pouget, Senior Vice President Middle East & North Africa, Exploration & Production at TotalEnergies.

In Cyprus, TotalEnergies is also present in offshore Block 11 (50%, operator), 7 (50%, operator), 2 (20%), 3 (30%), 8 (40%) and 9 (20%).

***

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).